FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 26, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2010

August 26, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended June 30, 2010.

Key Financial Highlights of Q2 2010(1)

•      Consolidated revenues up 16.6% y-o-y to $2,772 million

•      Consolidated OIBDA(2) up 11.7% y-o-y to $1,235 million with a 44.5% OIBDA margin

•      Consolidated net income of $354 million

•      Free cash-flow(3) positive with $1.0 billion for the six months ended June 30, 2010

Key Corporate and Industry Highlights

•      Approval of the merger of MTS and Comstar-UTS by the respective Boards of Directors and launch of the Voluntary Tender Offer to acquire up to 9% of Comstar-UTS’ ordinary shares

•      Issuance of USD-denominated Loan Participation Notes in the amount of $750 million

•      Securing of financing from the Bank of Moscow in the amount of RUB 22 billion in April and further reduction of its annual interest rate from 10.25% to 8.99% in June

•      American Depositary Receipt (ADR) ratio change from 1 ADR per 5 common shares to 1 ADR per 2 common shares effective May 3, 2010

•      Repurchase of the series 01 ruble-denominated bond in the amount of RUB 7.1 billion, the series 02 ruble-denominated bond in the amount of RUB 6.3 billion and the series 03 ruble-denominated bond in the amount of RUB 179.5 million

•      Approval of agreements signed in May by Comstar-UTS, MGTS Finance S.A., a company controlled by Comstar-UTS, and OAO Rostelecom involving the sale of the 25%+1(4) share of OAO Svyazinvest to OAO Rostelecom for RUB 26 billion

•      Acquisition of a 100% stake in CJSC Multiregion (“Multiregion”), one of the leading groups of broadband and cable TV providers in the Russian regions

•      Securing of vendor financing in the amount of EUR 300 million backed by Finnvera

(1)   Because Comstar-UTS and TS Retail were acquired from JSC Sistema, the majority owner of MTS, Comstar and TS Retail, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar and TS Retail were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entities for all periods presented.

(2)   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)   17.31% is owned by Comstar directly with another 7.69% owned by MGTS Finance S.A., which is controlled by Comstar.

•                  Approval of recommended dividend for FY 2009 of RUB 30.70 billion ($999.3 million) or RUB 15.40 per ordinary share ($1.00 per ADR(5)) by the Company’s Annual General Meeting of Shareholders

Commentary

Mr. Mikhail Shamolin, President and CEO of MTS, commented, “We demonstrated solid growth during the quarter as we continue to execute on our 3i Strategy. We saw strong seasonal drivers improve our quarterly results. For the Group, revenue in the second quarter increased more than 17% year over year to reach $2.8 billion dollars. We see good seasonal trends in rising voice and data usage, the healthy contribution from the sale of handsets and consumption of higher-value products like voice and data roaming and long distance.”

Mr. Alexey Kornya, Vice President and CFO of MTS, added: “For the period, Group OIBDA grew close to 12% year-over-year to reach $1.23 billion USD driven by top-line growth. Though we continue to see downward margin pressure from our retail operations in Russia, we are making good progress in developing our distribution channels, and our retail business will reach our profitability goals by the end of year. Our fixed business in Russia delivered a healthy OIBDA margin of 40.1%.”

Mr. Shamolin continued: “Given our growth in the first half of 2010 and more positive economic sentiment, we feel confident to raise our guidance for MTS Group to roughly 10% for 2010. This is predicated on:

•      Continued macroeconomic improvement;

•      The impact of retail on our top-line revenue growth;

•      Sustained increases in usage across all product lines and segments in our Russian business;

•      The impact of our recent acquisitions of Eurotel and Multiregion on our business;

•      Modest growth in Ukraine; and

•      The further development of our networks in our foreign subsidiaries.

Our guidance on Group OIBDA margin of 43 — 45% remains unchanged, while we expect CAPEX to remain 22-24% of sales.”

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2010. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

(5)         According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

Financial Summary(6)

USD mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues	2,771.9	2,378.1	16.6%		2,614.3	6.0%
- mobile	2,228.1	1,935.5	15.1%		2,072.1	7.5%
- fixed	412.5	363.6	13.4%		408.2	1.1%
OIBDA	1,234.7	1,105.0	11.7%		1,153.9	7.0%
- margin	44.5%	46.5%	-2.0	pp	44.1%	+0.4	pp
Net operating income	754.6	650.5	16.0%		676.1	11.6%
- margin	27.2%	27.4%	-0.2	pp	25.9%	+1.3	pp
Net income	354.0	577.4	-38.7%		379.6	-6.7%
- margin	12.8%	24.3%	-11.5	pp	14.5%	-1.7	pp

Russia Highlights

RUB mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues(7)	69,503.3	62,473.8	11.3%		65,293.9	6.4%
- mobile	57,495.3	51,486.2	11.7%		53,494.6	7.5%
- fixed	12,805.6	11,712.5	9.3%		12,510.1	2.4%
OIBDA	31,406.2	29,907.2	5.0%		29,672.3	5.8%
- mobile	26,268.4	24,986.3	5.1%		24,147.3	8.8%
- fixed	5,137.8	4,921.0	4.4%		5,525.0	-7.0%
OIBDA margin	45.2%	47.9%	-2.7	pp	45.4%	-0.2	pp
- mobile	45.7%	48.5%	-2.8	pp	45.1%	+0.6	pp
- fixed	40.1%	42.0%	-1.9	pp	44.2%	-4.1	pp
Net income	8,875.7	17,904.6	-50.4%		10,793.3	-17.8%
- margin	12.8%	28.7%	-15.9	pp	16.5%	-3.7	pp

	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
ARPU (RUB)(8)	245.4	255.8	248.4	236.7	253.9
MOU (min)	216	213	219	211	230
Churn rate (%)	6.9	10.7	12.4	10.4	9.8
SAC (RUB)	649.9	561.1	503.1	549.3	630.5
- dealer commission	341.1	358.4	288.4	351.0	399.9
- adv & mktg	308.8	202.7	214.7	198.3	230.6

(6)         Because Comstar-UTS and TS Retail were acquired from JSC Sistema, the majority owner of MTS, Comstar and TS Retail, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar and TS Retail were recorded at Sistema’s carrying value, MTS’ historical financial information was recast to include the acquired entities for all periods presented.

(7)         Gross of intercompany.

(8)         ARPU is calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Ukraine Highlights

UAH mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues	2,146.4	1,976.7	8.6%		1,921.9	11.7%
OIBDA	1,004.9	890.4	12.9%		836.9	20.1%
- margin	46.8%	45.0%	+1.8	pp	43.5%	+3.3	pp
Net income	208.3	142.4	46.3%		59.6	249.5%
- margin	9.7%	7.2%	+2.5	pp	3.1%	+6.6	pp

	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
ARPU (UAH)	35.8	40.1	38.3	35.2	39.5
MOU (min)	441	478	506	527	541
Churn rate (%)	9.7	10.4	9.7	9.4	7.2
SAC (UAH)	52.1	45.9	56.8	66.9	64.3
- dealer commission	21.8	16.3	22.3	34.2	31.8
- adv & mktg	19.2	17.7	22.7	21.2	21.4
- handset subsidy	1.2	1.4	2.6	2.1	1.8
- SIM card & voucher	9.9	10.5	9.2	9.4	9.2

Uzbekistan Highlights(9)

USD mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues	113.3	97.0	16.8%		103.5	9.5%
OIBDA	65.8	53.5	23.0%		56.5	16.5%
- margin	58.1%	55.1%	+3.0	pp	54.6%	+3.5	pp
Net income	31.7	18.6	70.4%		24.5	29.4%
- margin	28.0%	19.2%	+8.8	pp	23.7%	+4.3	pp

	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
ARPU (USD)	5.2	5.1	5.0	4.8	5.0
MOU (min)	502	500	534	520	534
Churn rate (%)	7.1	8.1	8.0	5.9	6.1
SAC (USD)	7.6	8.3	6.7	6.1	6.0

Turkmenistan Highlights

TMT mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues	152.3	107.3	41.9%		138.2	10.2%
OIBDA	94.3	48.5	94.4%		89.0	6.0%
- margin	62.0%	45.2%	+16.8	pp	64.4%	-2.4	pp
Net income	58.4	24.4	139.3%		58.5	-0.2%
- margin	38.4%	22.8%	15.6	pp	42.3%	-3.9	pp

	Q2’09	Q3’09	Q4’09	Q1’09	Q2’10
ARPU (TMT)	30.1	29.7	27.6	25.2	25.0
MOU (min)	239	241	250	267	289
Churn rate (%)	5.8	4.5	5.7	9.9	3.0
SAC (TMT)	11.2	18.4	9.4	10.5	11.8

(9)         The functional currency in Uzbekistan is the US dollar.

Armenia Highlights

AMD mln	Q2’10	Q2’09	y-o-y		Q1’10	q-o-q
Revenues	19,287.0	19,534.1	-1.3%		17,786.2	8.4%
OIBDA	10,315.9	10,913.1	-5.5%		8,687.7	18.7%
- margin	53.5%	55.9%	-2.4	pp	48.8%	+4.7	pp
Net income/(loss)	3,606.6	(2,898.6)	n/a		(2,409.3)	n/a
- margin	18.7%	n/a	n/a		n/a	n/a

	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
ARPU (AMD)	3,169.2	3,540.9	3,351.4	2,813.4	3,013.5
MOU (min)	182	217	237	220	255
Churn rate (%)	10.4	11.3	12.7	8.6	8.5
SAC (AMD)	6,005.8	5,143.6	6,787.7	6,868.7	7,192.0

CAPEX Highlights

USD mln	Q2’09	Q1’10	Q2’10
Russia	267.9	178.4	248.0
- as % of rev	13.8%	8.2%	10.8%
Ukraine	83.2	40.5	36.5
- as % of rev	32.2%	16.8%	13.5%
Uzbekistan	136.0	23.9	18.9
- as % of rev	140.2%	23.1%	16.7%
Turkmenistan	13.9	4.3	8.4
- as % of rev	37.0%	8.9%	15.8%
Armenia	4.3	3.9	3.1
- as % of rev	8.1%	8.5%	6.2%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 103.8 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Second Quarter 2010
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income	650.5	735.5	613.9	676.1	754.6
Add: D&A and impairment loss	454.5	473.8	584.5	477.8	480.1
OIBDA(10)	1,105.0	1,209.3	1,198.3	1,153.9	1,234.7

Russia (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income	605.6	665.9	578.0	660.4	704.6
Add: D&A and impairment loss	322.8	335.6	441.3	332.4	333.4
OIBDA(10)	928.4	1,001.4	1,019.3	992.8	1,038.1

Ukraine (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income	29.2	45.8	22.9	11.2	35.8
Add: D&A	87.1	90.7	93.1	93.5	91.1
OIBDA	116.3	136.5	116.0	104.8	126.8

Uzbekistan (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income	31.9	29.2	32.0	32.0	37.5
Add: D&A	21.6	22.8	24.7	24.5	28.3
OIBDA	53.5	52.0	56.7	56.5	65.8

(10) OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.

Turkmenistan (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income	14.3	22.5	26.9	27.1	28.7
Add: D&A	2.7	3.2	3.2	4.2	4.4
OIBDA	17.0	25.7	30.2	31.2	33.1

Armenia (USD mln)	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating income/ (loss)	9.2	11.4	5.2	(0.5)	4.2
Add: D&A	20.3	21.6	22.1	23.1	22.7
OIBDA	29.5	32.9	27.2	22.6	26.9

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	27.4%	28.0%	22.6%	25.9%	27.2%
Add: D&A and impairment loss	19.1%	18.1%	21.5%	18.2%	17.3%
OIBDA margin(11)	46.5%	46.1%	44.1%	44.1%	44.5%

Russia	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	31.2%	30.9%	25.6%	30.2%	30.7%
Add: D&A and impairment loss	16.6%	15.6%	19.5%	15.2%	14.5%
OIBDA margin(11)	47.8%	46.5%	45.1%	45.4%	45.2%

Ukraine	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	11.3%	16.1%	8.7%	4.7%	13.2%
Add: D&A	33.8%	32.0%	35.3%	38.8%	33.6%
OIBDA margin	45.1%	48.1%	44.0%	43.5%	46.8%

Uzbekistan	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	32.8%	28.9%	30.5%	30.9%	33.1%
Add: D&A	22.3%	22.5%	23.4%	23.7%	25.0%
OIBDA margin	55.1%	51.4%	53.9%	54.6%	58.1%

Turkmenistan	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	37.9%	52.1%	56.8%	55.9%	53.7%
Add: D&A	7.3%	7.4%	6.9%	8.5%	8.3%
OIBDA margin	45.2%	59.5%	63.7%	64.4%	62.0%

Armenia	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10
Operating margin	17.5%	19.3%	9.5%	-1.0%	8.3%
Add: D&A	38.4%	36.5%	40.5%	49.8%	45.2%
OIBDA margin	55.9%	55.8%	50.0%	48.8%	53.5%

***

(11) OIBDA results for Q4 2009 do not include long-lived assets impairment loss and acquisition related costs in amount of $86.4 mln.

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated statements of financial position as follows:

USD mln	As of Dec 31, 2009	As of Jun 30, 2010
Current portion of debt and of capital lease obligations	2,022.5	1,717.9
Long-term debt	6,326.8	5,548.6
Capital lease obligations	0.9	0.9
Total debt	8,350.2	7,267.4
Less:
Cash and cash equivalents	2,523.2	2,433.5
Short-term investments	204.8	454.2
Net debt	5,622.2	4,379.7

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Six months ended Dec 31, 2009	Six months ended Jun 30, 2010	Twelve months ended Jun 30, 2010
	A	B	C=A+B
Net operating income	1,349.4	1,430.7	2,780.1
Add: depreciation and amortization	971.9	957.8	1,929.7
Add: long-lived assets impairment loss and acquisition related costs	86.4	—	86.4
OIBDA	2,407.7	2,388.5	4,796.2

Free cash-flow can be reconciled to our consolidated statements of cash flows as follows:

USD mln	For the six months ended Jun 30, 2009	For the six months ended Jun 30, 2010
Net cash provided by operating activities	1,565.9	1,682.8
Less:
Purchases of property, plant and equipment	(1,024.6)	(434.2)
Purchases of intangible assets	(186.0)	(131.7)
Proceeds from sale of property, plant and equipment	1.4	4.3
Proceeds/ (purchases) of other investments	(0.3)	2.9
Investments in and advances to associates	2.0	0.1
Acquisition of subsidiaries, net of cash acquired	(146.3)	(31.7)
Advanced payment on acquisition of Metrocom	—	(11.1)
Purchase of notes receivable of Sistema Telekom, related party	—	(42.4)
Free cash-flow	212.1	1,039.0

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in thousands of U.S. Dollars except per share amount)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2010	June 30, 2009*	June 30, 2010	June 30, 2009*

Net operating revenue
Service revenue	$2 640 601	$2 299 096	$5 120 926	$4 392 334
Sales of handsets and accessories	131 322	78 960	265 310	119 290
	2 771 923	2 378 056	5 386 236	4 511 624
Operating expenses
Cost of services	550 365	468 347	1 077 713	919 340
Cost of handsets and accessories	140 537	92 997	277 061	140 163
Sales and marketing expenses	191 337	182 540	363 380	347 029
General and administrative expenses	567 656	476 363	1 122 172	920 391
Depreciation and amortization	480 061	454 508	957 842	871 806
Provision for doubtful accounts	23 827	13 112	57 907	47 482
Other operating expenses	63 505	39 707	99 455	75 709

Net operating income	754 635	650 482	1 430 706	1 189 704

Currency exchange and transaction losses/(gains)	57 014	(195 281)	(20 084)	295 524

Other expenses / (income):
Interest income	(15 820)	(16 099)	(37 548)	(31 253)
Interest expense, net of amounts capitalized	213 445	98 786	441 797	195 802
Other income	(9 301)	(7 723)	(12 121)	(14 863)
Total other expenses, net	188 324	74 964	392 128	149 686

Income before provision for income taxes and noncontrolling interest	509 297	770 799	1 058 662	744 494

Provision for income taxes	112 281	149 213	239 189	176 844

Net income	397 016	621 586	819 473	567 650
Net income attributable to the noncontrolling interest	43 049	44 174	85 890	47 178
Net income attributable to the Group	353 967	577 412	733 583	520 472

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 916 869	1 885 053	1 916 869	1 885 053
Earnings per share - basic and diluted	0.18	0.31	0.38	0.28

*Figures were restated due to retrospective consolidation of Comstar and TS-Retail

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Amounts in thousands of U.S. dollars)

	As of June 30,	As of December 31,
	2010	2009*
CURRENT ASSETS:
Cash and cash equivalents	$2 433 465	$2 523 238
Short-term investments	454 151	204 794
Trade receivables, net	677 990	593 253
Accounts receivable, related parties	14 605	16 695
Inventory and spare parts	250 198	239 460
VAT receivable	117 997	110 273
Prepaid expenses and other current assets	677 149	702 324
Total current assets	4 625 555	4 390 037

PROPERTY, PLANT AND EQUIPMENT	7 180 629	7 748 536

INTANGIBLE ASSETS	2 164 221	2 236 393

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	226 110	220 450

INVESTMENTS IN SHARES OF SVYAZINVEST	833 456	859 669

OTHER INVESTMENTS	48 783	48 701

OTHER NON-CURRENT ASSETS	237 180	245 615

Total assets	$15 315 934	$15 749 401

CURRENT LIABILITIES
Accounts payable	443 472	508 792
Accrued expenses and other current liabilities	2 657 942	1 665 977
Accounts payable, related parties	75 622	81 664
Current portion of long-term debt, capital lease obligations	1 717 871	2 022 499
Total current liabilities	4 894 907	4 278 932

LONG-TERM LIABILITIES
Long-term debt	5 548 646	6 326 824
Capital lease obligations	919	921
Deferred income taxes	287 169	298 453
Long-term accounts payable, related parties	37 684	38 273
Deferred revenue and other	352 828	373 011
Total long-term liabilities	6 227 246	7 037 482

Total liabilities	11 122 153	11 316 414

Redeemable noncontrolling interests	108 095	82 261

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as June 30, 2010 and December 31, 2009 (777,396,505 of which are in the form of ADS as of June 30, 2010 and December 31, 2009)

	50 558	50 558
Treasury stock (76,456,876 common shares at cost as of June 30, 2010 and December 31, 2009)	(1 054 926)	(1 054 926)
Additional paid-in capital		2 104
Accumulated other comprehensive income	(786 876)	(746 493)
Retained earnings	4 823 795	5 079 146
Total shareholders’ equity attributable to the Group	3 032 551	3 330 389
Noncontrolling interest	1 053 135	1 020 337
TOTAL SHAREHOLDERS’ EQUITY	4 085 686	4 350 726

Total liabilities and shareholders’ equity	$15 315 934	$15 749 401

*Figures were restated due to retrospective consolidation of Comstar and TS-Retail

MOBILE TELESYSTEMS

CONDENSED UNAUDITED  CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010  AND 2009

(Amounts in thousands of U.S. dollars)

Six months ended
	June 30, 2010	June 30, 2009*

Net cash provided by operating activities	1 682 779	1 565 870

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(31 740)	(146 304)
Advanced payment on acquisition of Metrocom	(11 145)
Purchase of notes receivable of Sistema Telekom, related party	(42 352)
Purchases of property, plant and equipment	(434 173)	(1 024 603)
Purchases of intangible assets	(131 704)	(185 950)

Proceeds from sale of property, plant and equipment and assets held for sale	4 287	1 436
Purchases of short-term investments	(379 826)	(34 129)
Proceeds from sale of short-term investments	119 409	291 257
Purchase of other investments		(413)
Proceeds from sales of other investments	2 923	115
Investments in and advances to associates	50	2 000
Increase/(decrease) in restricted cash	(222)	6 065
Net cash used in investing activities	(904 493)	(1 090 526)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisition of Comstar-UTS, Stream TV and non-controlling interests	(10 694)	(3 860)
Proceeds from issuance of notes	750 000	491 953
Repayment of notes	(462 403)
Notes and debt issuance cost	(15 039)	(38 432)
Capital lease obligation principal paid	(2 138)	(3 943)
Dividends paid	(5 732)	(13)
Proceeds from loans	506 522	771 971
Loan principal paid	(1 633 875)	(1 147 440)

Net cash (used in)/provided by financing activities	(873 359)	70 236

Effect of exchange rate changes on cash and cash equivalents	5 300	47 860

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(89 773)	593 440

CASH AND CASH EQUIVALENTS, at beginning of period	2 523 238	1 132 583

CASH AND CASH EQUIVALENTS, at end of period	2 433 465	1 726 023

*Figures were restated due to retrospective consolidation of Comstar and TS-Retail

Group financial results for the second quarter year 2010 Investor conference call – August 26, 2010 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Aleksey Kornya, Vice President, Chief Financial Officer

2 Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

3 Financial and corporate highlights Key financial and operating results Appendix Group highlights for the period Group financial highlights Amendment of FY 2010 MTS Group Guidance Group balance sheet Debt obligations and composition Group subscriber base dynamics Development of MTS retail network Group CAPEX 3i Strategy Contents

МТС оператор связи МТС

Group highlights for the second quarter 2010 and recent events

Q2 2010 highlights

- Securing of financing from the Bank of Moscow in the amount of RUB 22 bln in April and further reduction of its annual interest rate from 10.25% to 8.99% in June
- ADR ratio change from 1:5 to 1:2 ADR per common share effective May 3, 2010
- Repurchase of Series 01, 02 and 03 ruble-denominated bonds
- Approval of agreements signed in May by Comstar-UTS, MGTS Finance S.A. and OAO Rostelecom involving the sale of the 25%+1 share of OAO Svyazinvest to OAO Rostelecom for RUB 26 bln
- Issuance of USD-denominated Loan Participation Notes in the amount of $750 mln
- Approval of recommended dividend for FY 2009 of RUB 30.70 bln ($999.3 mln) or RUB 15.40 per ordinary share ($1.00 per ADR*) by the Company's Annual General Meeting of Shareholders

Thereafter

- Securing of vendor financing in the amount of EUR 300 mln backed by Finnvera
- Approval of the merger of MTS and Comstar-UTS by the respective Boards of Directors and launch of the Voluntary Tender Offer to acquire up to 9% of Comstar-UTS' ordinary shares
- Acquisition of a 100% stake in Multiregion, one of the leading groups of broadband and cable TV providers in the Russian regions

Market commentary

- MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group

* According to the Russian Central Bank exchange rate of 30.7193 RUB/USD as of May 11, 2010. The dividend amount is set in Russian rubles by the Board of Directors; U.S. dollar amounts provided for reference using the foreign exchange rates as of May 11, 2010.

4

5 Group financial highlights* Total Group Revenue (USD mln) Total Group OIBDA** (USD mln) +6% +17% +11% +7% +12% +16% * Figures were retrospectively restated, please see appendix for complete details ** OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and goodwill and acquisition related costs. Growth in Group revenue due to a positive seasonal increase in usage OIBDA increase is in line with overall revenue growth Group margin for the period reduced by 1pp due to a change in the fair value of a contingent consideration of Telefon.Ru and Eldorado, retail chains acquired in 2009 OIBDA margin 44.8% 46.5% 46.1% 44.1% 44.1% 44.5% 45.7% 44.3% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 RUB/USD 33.9 32.2 31.3 29.5 29.9 30.2 32.2 30.2 UAH/USD 7.70 7.66 7.82 7.99 7.99 7.92 7.66 7.92 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 +19% +16% 4 511.6 5 386.2 2 061.5 2 388.5

6 Total Group Net Income (USD mln) Group financial highlights -7% -39% n/a Depreciation of the Russian ruble versus the US dollar resulted in a non-cash currency exchange loss of $57 mln that negatively impacted the bottom line Net income margin n/a 24.3% 19.2% n/a 14.5% 12.8% 11.5% 13.6% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 +41% 520.5 733.6

MTS оператор связи MTS

Amendment of FY 2010 MTS Group Guidance*

Total Group Revenue

(USD mln)


9 824
≈10%
2009
2010E

OIBDA margin	45.5%	43-45%
	2009	2010E

Group CAPEX as % of Revenue

(USD mln)


~24%
22-24%
2009
2010E

*Based on regional currency FOREX rates compared to the US dollar as of June 30, 2010

- MTS raises revenue guidance for MTS Group to roughly 10% for 2010. This is predicated on:
  - Continued macroeconomic improvement;
  - The impact of retail on our top-line revenue growth;
  - Sustained increases in usage across all product lines and segments in our Russian business;
  - The impact of our recent acquisitions of Eurotel and Multiregion on our business;
  - Modest growth in Ukraine; and
  - The further development of our networks in our foreign subsidiaries.

- The guidance for OIBDA margin of 43 – 45% and CAPEX as percent of revenue of 22-24% remains unchanged based on growth of MTS' proprietary retail sales in Russia, competition in MTS' markets of operation and planned investments in LD/ILD and 3G networks
  - Final CAPEX figure will depend upon factors including currency volatility, vendor terms, project implementation schedules and other developments MTS cannot accurately predict

7

8 Group balance sheet* $2.4 bln in cash at the end of Q2 2010 in anticipation of further debt repayments and additional corporate needs Free cash flow** positive in H1 2010 with over $1.0 bln Decrease in leverage since the beginning of the year through continued optimization of Company’s debt portfolio and repurchase of higher-priced debt * Figures were retrospectively restated, please see appendix for complete details ** See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Balance sheet (USD mln unless noted) As of Dec 31, 2009 As of Jun 30, 2010 Cash and cash equivalents $2 523.2 $2 433.5 Short-term investments $204.8 $454.2 Total debt $8 350.2 $7 267.4 Long-term debt $6 327.7 $5 549.5 Short-term debt $2 022.5 $1 717.9 Net debt** $5 622.2 $4 379.7 Shareholders’ equity $4 350.7 $4 085.7 Total assets $15 749.4 $15 315.9 LTM OIBDA** $4 469.2 $4 796.2 Net debt/assets 0.4x 0.3x Net debt/equity 1.3x 1.1x Net debt/LTM OIBDA** 1.3x 0.9x

MTS оператор связи MTS

Debt obligations at the end of Q2 2010

Debt Repayment Schedule (USD mln)

Total Group Debt = $7.3 billion


MTS
Comstar-UTS
203
618
1 335
2 208
1 600
1 301
Q3 2010
Q4 2010
2011
2012
2013
Thereafter

	Q3 2010	Q4 2010	2011	2012	2013	Thereafter
MTS	94	512	967	1 928	1 583	1 300
Comstar	109	106	368	280	17	1
Debt repayments, USD mln	203	618	1 335	2 208	1 600	1 301
	Q3 2010	Q4 2010	2011	2012	2013	Thereafter

MTS Series 03, 04, 05 ruble bonds contain put options that can be exercised in June 2013, in May 2011 and in July 2012 respectively. MTS expects the options to be exercised, thereby increasing 2011-2013 debt and decreasing long-term debt

- In April 2010 MTS repurchased Series 01 ruble-denominated bond in the amount of RUB 7.1 bln and Series 02 ruble-denominated bond in the amount of RUB 6.3 bln; in June MTS repurchased Series 03 ruble-denominated bond in the amount of RUB 179.5 mln
- In April and May 2010 MTS signed a credit agreement with the Bank of Moscow in the amount of RUB 22 bln, as well as voluntarily repaid RUB 6 bln of a Sberbank loan and EUR 413 mln EBRD, NIB, EIB loan*
- In June 2010 MTS issued USD-denominated Loan Participation Notes in the amount of $750 mln with an annual interest rate of 8.625% and a maturity in June 2020
- In July 2010 MTS secured vendor financing of EUR 300 mln backed by Finnvera, Finland's export credit agency

* European Bank for Reconstruction and Development (EBRD), Nordic Investment Bank (NIB), European Investment Bank (EIB)

9

MTS оператор связи MTS

Debt composition at the end of Q2 2010

Debt composition by currency Q2 2010*


EUR
RUB
4%
66%
30%
USD

Debt composition by type Q2 2010


Syndicated loan
Credit facilities
3%
57%
40%
Bonds

- Maintaining a balanced currency structure of liabilities with a preference for ruble-denominated funding
- FY 2010 maturities of credit lines and Eurobond'10 may provide MTS with additional opportunities to balance its currency exposure
- USD portion of the Company's debt increased from 20% in Q1 2010 to 30% in Q2 2010 following placement of 10-year Loan Participation Notes in the amount of $750 mln and repurchase of ruble bonds in the amount of RUB 13.6 bln; attracting long-term financing is one of the main goals of the Company's financial strategy

* Debt composition by currency includes FOREX hedging in the amount of $331 mln as of Q2 2010

10

11 Group subscriber base dynamics during the quarter Leading position in Russia maintained with a 33%* share of the mobile market Acquisition of Multiregion will help further boost MTS’ position in the fixed access space Subscriber growth in each of the Company’s markets of operation Relatively underpenetrated CIS markets continue to provide opportunities for further growth * According to AC&M-Consulting as of June 30, 2010 ** As of January 1, 2008, MTS adopted its Group-wide six month-churn policy for the market *** MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated MTS subscribers (mln unless noted) Q1 2010 Q2 2010 % change Russia: - mobile 69.08 69.42 0.5% - households passed, 000s 7 756 7 942 2.4% - broadband Internet, 000s 1 359 1 437 5.7% - pay TV, 000s 2 122 2 176 2.5% Ukraine 17.35 17.52 1.0% Uzbekistan** 7.38 7.59 2.8% Turkmenistan 1.90 2.17 14.1% Armenia 2.11 2.13 0.9% Belarus*** 4.57 4.58 0.2% Total mobile 102.38 103.41 1.0%

MTS оператор связи MTS

Development of MTS retail network and handset distribution

MTS retail network

- Continued development of own retail network with the opening of 48 new stores during the quarter
- Launch of 7 flagship stores in Moscow and 3 in the regions bringing the total to 18 stores in Russia
- Introduction of bundled products with Comstar offering mobile and fixed Internet access at attractive prices

Device distribution

- Further strengthening of MTS' market share in handset sales with 13.7%** at the end of Q2 2010
- Expansion of MTS-branded handset portfolio with the launch of MTS QWERTY and MTS 535 models
- Wider online distribution of devices with the launch of an Internet shop (http://www.shop.mts.ru/) in a number of regions in Russia
- Continued promotional campaigns in partnership with the world's leading device manufacturers – exclusive rights to sell LG Cookie Plus and Nokia 2710
- Launch of the BlackBerry 9700 model

MTS retail network development (MTS-owned stores)*


1 029
1 545
1 679
2 010
2 160
2 208
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Handset sales through MTS retail network (000s)


142
399
667
1 030
944
1 002
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

Market share**	2.4%	7.0%	9.1%	11.7%	13.1%	13.7%
	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010

MTS Connect modem and data tariff sales (000s)


77
153
214
476
478
498
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010

*Does not include franchisee stores

**Market share in terms of number of handsets sold based on MTS estimates







12

13 Group CAPEX CAPEX per country (in USD mln) Q2 2009 Q1 2010 Q2 2010 Russia 267.9 178.4 248.0 Ukraine 83.2 40.5 36.5 Uzbekistan 136.0 23.9 18.9 Turkmenistan 13.9 4.3 8.4 Armenia 4.3 3.9 3.1 Group 505.3 251.1 314.9 - as % of revenue 21.2% 9.6% 11.4% The Company expects CAPEX to increase in the second half of the year, and at this time maintains its previously stated guidance of a CAPEX-to-Sales ratio of 22-24% for the full year 2010

14 3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits

15 Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Revenue increase due to strong seasonal factors Increase in absolute OIBDA reflective of the revenue growth Quarter over quarter improvement in mobile OIBDA margin with continued pressure from retail expansion 16 Russia financial highlights* Total Russia Revenue** (RUB bln) Total Russia OIBDA*** (RUB bln) +6% +11% +8% +6% +5% +13% 57.9 62.5 66.6 47.3 51.5 56.5 55.2 11.3 11.7 11.8 12.2 Fixed * Figures were retrospectively restated, please see appendix for complete details ** Gross of intercompany. *** OIBDA represents operating income before depreciation & amortization, impairment of long-lived assets and goodwill and acquisition related costs. 67.5 26.4 29.9 30.0 22.1 25.0 26.6 25.2 4.3 4.9 4.8 4.9 31.4 Mobile 65.3 53.5 12.5 29.7 24.1 5.6 69.5 57.5 12.8 31.4 26.3 5.1 OIBDA margin 45.7% 47.9% 46.5% 45.1% 45.4% 45.2% 46.8% 45.3% - mobile ex-retail 48.6% 53.5% 52.6% 50.8% 51.1% 51.1% 48.6% 51.1% - mobile 46.9% 48.5% 47.0% 45.7% 45.1% 45.7% 47.7% 45.4% - fixed 37.8% 42.0% 40.9% 40.6% 44.2% 40.1% 39.9% 42.1% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 +xx% -xx% +12% +9% 120.3 134.8 56.3 61.1 98.7 111.0 23.1 25.3 47.1 50.4 9.2 10.7

17 Russia mobile operating indicators ARPU growth due to the increase in overall usage with consumption of higher-value products like roaming and long distance Increase in MOU as result of positive seasonal factors Improvement in the quarterly churn as Company continues to focus on subscriber quality and retention Seasonal decrease in VAS revenues in Q2 2010 with traditionally lower contribution from messaging during the period ARPU (RUB) MOU (min) +7% +4% +5% +9% +6% +5% Subs, mln 65.1 67.4 68.7 69.3 69.1 69.4 Churn rate, % 8.0% 6.9% 10.7% 12.4% 10.4% 9.8% VAS ARPU 44.1 41.9 47.0 53.1 53.8 51.4 - as % of ARPU 18.9% 17.1% 18.4% 21.4% 22.7% 20.2% SAC 718.9 649.9 561.1 503.1 549.3 630.5 APPM 1.14 1.14 1.20 1.13 1.12 1.10 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010

Total VAS (RUB mln)* 8 472 8 374 9 845 11 264 11 519 10 595 16 846 22 114 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 Key initiatives in Q2: Expansion of 3G networks both in Moscow and in the regions Continued promotions of USB modems with the MTS Connect-3 tariff plan Launch of Super Onliner tariff plan geared towards mobile Internet users Launch of mobile portal 0.facebook.com Partnership with a popular Russian social networking site vKontakte offering SMS alerts Q2 2010 data content revenue lower due to effect of anti-fraud measures; future periods not likely to be impacted 18 Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) * Does not include revenue from SMS and data bundles, which is included in airtime revenue -3% +14% -8% +5% +67% +11% -27% +11% -4% +11% +71% +28% 7 325 7 492 6 747 6 608 4 377 5 251

OIBDA margin 42.5% 45.0% 48.2% 44.0% 43.5% 46.8% 43.8% 45.3% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 Revenue performance reflects positive seasonal dynamics OIBDA margin increase due to top-line growth and effective cost controls 19 Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +12% +9% +6% +20% +13% +12% +6% +9% 3 849 4 068 1 687 1 842

20 +11% +8% +6% +3% +23% +3% Ukraine operating indicators ARPU (UAH) MOU (min) Subs, mln 17.9 17.8 17.8 17.6 17.3 17.5 Churn rate, % 10.2% 9.7% 10.4% 9.7% 9.4% 7.2% VAS ARPU 7.0 6.8 7.9 8.3 8.9 8.6 - as % of ARPU 20.7% 18.9% 19.6% 21.7% 25.2% 21.7% SAC 62.4 52.1 45.9 56.8 66.9 64.3 APPM 0.079 0.081 0.084 0.076 0.067 0.073 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 ARPU increase in Q2 2010 due to strong seasonal factors Growth in usage driven by a seasonal increase in subscriber activity Reduction of churn as result of initiatives aimed at strengthening quality of subscriber base VAS contribution to ARPU decreased due to a seasonal decrease in SMS activity with fewer national holidays during the quarter

Total VAS (UAH mln) 376.1 362.5 418.9 440.9 465.0 448.3 738.6 913.2 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 Key initiatives in Q2: Launch of GOOD’OK as a gift offer providing additional functionality for the popular RBT service Special promotions around Easter holidays Launch of new interactive services New content offers surrounding the World Cup 2010, the Eurovision contest and other cultural events New offers for the MTS Click applet users 21 Ukraine operating indicators * Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) -8% +39% -11% -2% +10% +22% -3% +138% -22% +37% +23% +112% 268.6 368.5 154.8 189.7 103.7 219.6

Strong growth during the quarter as result of subscriber additions and relative market stabilization Sequential OIBDA growth reflects top-line growth OIBDA margin 59.5% 55.1% 51.4% 53.9% 54.6% 58.1% 57.4% 56.4% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 22 Uzbekistan financial highlights Total Uzbekistan OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +9% +17% -5% +16% +23% -12% +9% +7% 198.7 216.8 114.0 122.3

23 +4% -4% -10% +3% +6% +21% Uzbekistan operating indicators Sequential rise in quarterly ARPU due to seasonal usage factors Slight increase in usage due to period-specific promotions Over 500 thousand in net subscriber additions in H1 2010 ARPU (USD) MOU (min) Subs, mln 6.0 6.5 6.8 7.1 7.4 7.6 Churn rate, % 6.6% 7.1% 8.1% 8.0% 5.9% 6.1% SAC 8.2 7.6 8.3 6.7 6.1 6.0 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010

24 Uzbekistan operating indicators * Messaging Revenue (USD mln) Data Traffic Revenue (USD mln) Data Content Revenue (USD mln) -6% stable +8% stable +164% +22% -22% -13% +33% Total VAS (USD mln) 12.4 14.5 16.2 17.9 17.5 15.9 26.9 33.4 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 Key initiatives in Q2: Launch of Corporate GOOD’OK service Launch of My Number service Special SMS offers around the World Cup 2010 Promotion of SMS/MMS services with the launch of Bonuses from MTS offer Introduction of price adjustments for the Mobile TV service +7% +190% +14% 12.5 13.4 2.0 5.8 8.4 9.6

Increase in revenue due to strong subscriber additions and continued market development OIBDA growth reflective of the positive top-line dynamic and a stable competitive environment OIBDA margin 55.8% 45.2% 59.5% 63.7% 64.4% 62.0% 50.1% 63.1% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 25 Turkmenistan financial highlights Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) +10% +42% +15% +6% +94% -7% +45% +83% 200.3 290.5 100.4 183.4

26 -1% -17% stable +8% +21% +6% Turkmenistan operating indicators ARPU decline in line with market development as lower-value customers enter the subscriber base Sequential growth in usage as new tariffs are introduced aimed at stimulating subscriber activity Strong subscriber base growth with over 400 thousand in net additions since the beginning of the year ARPU (TMT) MOU (min) Subs, 000s 1 124.6 1 252.7 1 501.2 1 757.6 1 896.3 2 165.2 Churn rate, % 3.9% 5.8% 4.5% 5.7% 9.9% 3.0% SAC 13.0 11.2 18.4 9.4 10.5 11.8 APPM 0.1 0.1 0.1 0.1 0.1 0.1 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010

OIBDA performance in line with the revenue growth and stable quarter over quarter operating expenses OIBDA margin 53.0% 55.9% 55.8% 50.0% 48.8% 53.5% 54.5% 51.3% Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 H1 2009 H1 2010 27 Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +8% -1% +10% +18% -6% +15% -1% -7% 37.4 37.1 20.4 19.0 Revenue growth during the quarter reflects positive seasonal dynamics with increases in ARPU and MOU

28 +7% -5% +9% +16% +40% +6% Armenia operating indicators ARPU increase due to seasonal factors Positive seasonal effect on usage with attractive portfolio of products and services on offer APPM decline in line with market as competitive pressures increase ARPU (AMD) MOU (min) Subs, 000s 2 049.0 2 045.6 2 078.3 2 073.1 2 108.9 2 126.4 Churn rate, % 8.9% 10.4% 11.3% 12.7% 8.6% 8.5% SAC 7 280.6 6 005.8 5 143.6 6 787.7 6 868.7 7 192.0 APPM 16.9 17.4 16.3 14.1 12.8 11.8 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010

29 Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations

MTS оператор связи MTS

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q2 2009						Q1 2010						Q2 2010					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	650.5	605.6	29.2	31.9	14.3	9.2	676.1	660.4	11.2	32.0	27.1	-0.5	754.6	704.6	35.8	37.5	28.7	4.2
Add: D&A	454.5	322.8	87.1	21.6	2.7	20.3	477.8	332.4	93.5	24.5	4.2	23.1	480.1	333.4	91.1	28.3	4.4	22.7
OIBDA	1105.0	928.4	116.3	53.5	17.0	29.5	1153.9	992.8	104.8	56.5	31.2	22.6	1234.7	1 038.1	126.8	65.8	33.1	26.9

	Q2 2009						Q1 2010						Q2 2010					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	27.4%	31.2%	11.3%	32.8%	37.9%	17.5%	25.9%	30.2%	4.7%	30.9%	55.9%	-1.0%	27.2%	30.7%	13.2%	33.1%	53.7%	8.3%
Add: D&A as a % of revenues	19.1%	16.6%	33.8%	22.3%	7.3%	38.4%	18.2%	15.2%	38.8%	23.7%	8.5%	49.8%	17.3%	14.5%	33.6%	25.0%	8.3%	45.2%
OIBDA margin	46.5%	47.8%	45.1%	55.1%	45.2%	55.9%	44.1%	45.4%	43.5%	54.6%	64.4%	48.8%	44.5%	45.2%	46.8%	58.1%	62.0%	53.5%

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31 Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2009 As of Jun 30, 2010 Current portion of LT debt and of capital lease obligations 2,022.5 1,717.9 LT debt 6,326.8 5,548.6 Capital lease obligations 0.9 0.9 Total debt 8,350.2 7,267.4 Less: Cash and cash equivalents 2,523.2 2,433.5 ST investments 204.8 454.2 Net debt 5,622.2 4,379.7

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Six months ended Dec 31, 2009 Six months ended Jun 30, 2010 Twelve months ended Jun 30, 2010 A B C = A + B Net operating income 1,349.4 1,430.7 2,780.1 Add: depreciation and amortization 971.9 957.8 1,929.7 Add: long-lived assets impairment loss and acquisition related costs 86.4 - 86.4 OIBDA 2,407.7 2,388.5 4,796.2 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For six months ended Jun 30, 2009 For six months ended Jun 30, 2010 Net cash provided by operating activities 1,565.9 1,682.8 Less: Purchases of property, plant and equipment (1,024.6) (434.2) Purchases of intangible assets (186.0) (131.7) Proceeds from sale of property, plant and equipment 1.4 4.3 Proceeds/ (purchases) of other investments (0.3) 2.9 Investments in and advances to associates 2.0 0.1 Acquisition of subsidiaries, net of cash acquired (146.3) (31.7) Advanced payment on acquisition of Metrocom - (11.1) Purchase of notes receivable of Sistema Telekom, related party - (42.4) Free cash flow 212.1 1,039.0 32

33 Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

34 Appendix – Treatment of Comstar-UTS acquisition and consolidation of TS Retail Because Comstar-UTS and TS Retail were acquired from JSC Sistema, the majority owner of MTS, Comstar and TS Retail, the acquisitions were accounted for as transactions between entities under common control. Similar to a pooling of interest, whereby the assets and liabilities of Comstar and TS Retail were recorded at Sistema's carrying value, MTS' historical financial information was recast to include the acquired entities for all periods presented.

35 Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: August 26, 2010

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